[PDC ENERGY LETTERHEAD]

February 25, 2011

VIA UPS AND
EDGAR CORRESPONDENCE

H. Roger Schwall
U. S. Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE Mail Stop 7010
Washington, DC 20549-4628

RE:    Petroleum Development Corporation (d/b/a PDC Energy)
RESPONSE to the Staff's Comment Letter dated January 3, 2011
Form 10-K for Fiscal Year ended December 31, 2009
Filed March 4, 2010, as amended August 31, 2010
File No. 000-07246

Dear Mr. Schwall,

Set forth below is the response of Petroleum Development Corporation ("PDC," "we," "us" or "our"), to the supplemental comment received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated January 3, 2011, with respect to our Form 10-K for the fiscal year ended December 31, 2009, filed on March 4, 2010, as amended August 31, 2010.

For your convenience, our response is prefaced by the exact text of the Staff's corresponding comment in bold, italicized text.

Form 10-K for the Fiscal Year Ended December 31, 2009, as amended

Exhibits

1.
We note your response to our prior comment one from our letter dated September 24, 2010. In your Form 10-Q for the Quarterly Period Ended September 30, 2010 filed on November 8, 2010, you have incorporated by reference certain exhibits that are subject to a confidential treatment order granted to another company. Please submit your own confidential treatment application for these exhibits or file them in their entirety. Please mark in the exhibit list any exhibits that are subject to a confidential treatment order or pending application.

RESPONSE: We respectfully note your comment.  We will file on or before March 4, 2011, a confidential treatment application in our own name for each of the exhibits to which you make reference: Suncor Energy Marketing, Inc., Williams Production RMT Company and DCP Midstream, LP (formerly Duke Energy Field Services, Inc.). Further, on February 24, 2011, we filed with the Commission our Form 10-K for the fiscal year ended December 31, 2010 ("2010 Form 10-K"). Part IV, Item 15 of our 2010 Form 10-K incorporates by reference these exhibits, which have been marked indicating that the confidential portions of the document that have been omitted are subject to a confidential treatment request that will be filed with the SEC on or before March 4, 2011.

Mr. Schwall
Securities and Exchange Commission
February 25, 2011

Closing Comments

As requested by the Staff, PDC acknowledges that:

we are responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the US.

We believe we have appropriately responded to the Staff's comments contained in the Staff's letter dated January 3, 2011. We respectfully request an opportunity to discuss this response letter further with the Staff if, after a review of this information, the Staff does not concur with our interpretation. Please do not hesitate to call the undersigned, R. Scott Meyers, Chief Accounting Officer, with any questions or if we may provide the Staff with any additional information. Mr. Meyers may be reached at (304) 808-6249. In his absence, please contact Cindy Dalton, Director of Financial Reporting, at (304) 808-6276.

Thank you for your assistance.

Respectfully submitted,
/s/ R. Scott Meyers
R. Scott Meyers
Chief Accounting Officer
Petroleum Development Corporation
(d/b/a PDC Energy)